SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   __________


                    Under the Securities Exchange Act of 1934

                                  SCHEDULE 13G/A
                                (Amendment No. 1)


             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




                          VALASSIS COMMUNICATIONS INC.
                          -----------------------------
                                (Name of Issuer)



                     Common Stock, $0.01 par value per share
                     ---------------------------------------
                         (Title of Class of Securities)



                                    918866104
                                  -------------
                                 (CUSIP Number)


                                December 31, 2008
             ------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_| Rule 13d-1(b)
         |X| Rule 13d-1(c)
         |_| Rule 13d-1(d)


                               Page 1 of 15 Pages

                                  SCHEDULE 13G

CUSIP No. 918866104                                        Page 2 of 15 Pages
-----------------------------------------------------------------------------
1) NAME OF REPORTING PERSON

            LaGrange Capital Partners, L.P.

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            13-4106878
-----------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) |X|

                                                      (b) |_|
-----------------------------------------------------------------------------
3) SEC USE ONLY


-----------------------------------------------------------------------------
4) CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
-----------------------------------------------------------------------------
                                5)   SOLE VOTING POWER

       NUMBER                        1,490,082
       OF                     -----------------------------------------------
       SHARES                   6)   SHARED VOTING POWER
       BENEFICIALLY
       OWNED BY                      0
       EACH                   -----------------------------------------------
       REPORTING                7)   SOLE DISPOSITIVE POWER
       PERSON
       WITH                          1,490,082
                              -----------------------------------------------
                                8)   SHARED DISPOSITIVE POWER

                                     0
-----------------------------------------------------------------------------
9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   1,490,082
-----------------------------------------------------------------------------
10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                           |-|
-----------------------------------------------------------------------------
11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    3.1%
-----------------------------------------------------------------------------
12) TYPE OF REPORTING PERSON

    PN
-----------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP No. 918866104                                        Page 3 of 15 Pages
-----------------------------------------------------------------------------
1) NAME OF REPORTING PERSON

            LaGrange Capital Management, L.L.C.

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            13-4107863
-----------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) |X|

                                                      (b) |_|
-----------------------------------------------------------------------------
3) SEC USE ONLY


-----------------------------------------------------------------------------
4) CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
-----------------------------------------------------------------------------
                                5)   SOLE VOTING POWER

       NUMBER                        1,490,082
       OF                     -----------------------------------------------
       SHARES                   6)   SHARED VOTING POWER
       BENEFICIALLY
       OWNED BY                      0
       EACH                   -----------------------------------------------
       REPORTING                7)   SOLE DISPOSITIVE POWER
       PERSON
       WITH                          1,490,082
                              -----------------------------------------------
                                8)   SHARED DISPOSITIVE POWER

                                     0
-----------------------------------------------------------------------------
9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   1,490,082
-----------------------------------------------------------------------------
10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                           |-|
-----------------------------------------------------------------------------
11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    3.1%
-----------------------------------------------------------------------------
12) TYPE OF REPORTING PERSON

    IA
-----------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP No. 918866104                                        Page 4 of 15 Pages
-----------------------------------------------------------------------------

1) NAME OF REPORTING PERSON

            LaGrange Capital Partners Offshore Fund, Ltd.

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

-----------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |X|

                                                    (b) |_|
-----------------------------------------------------------------------------
3) SEC USE ONLY


-----------------------------------------------------------------------------
4) CITIZENSHIP OR PLACE OF ORGANIZATION

    Cayman Islands
-----------------------------------------------------------------------------
                                5)  SOLE VOTING POWER

       NUMBER                       1,490,082
       OF                     -----------------------------------------------
       SHARES                   6)  SHARED VOTING POWER
       BENEFICIALLY
       OWNED BY                     0
       EACH                   -----------------------------------------------
       REPORTING                7)  SOLE DISPOSITIVE POWER
       PERSON
       WITH                         1,490,082
                              -----------------------------------------------
                                8) SHARED DISPOSITIVE POWER

                                   0
-----------------------------------------------------------------------------
9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,490,082
-----------------------------------------------------------------------------
10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                             |-|
-----------------------------------------------------------------------------
11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    3.1%
-----------------------------------------------------------------------------
12) TYPE OF REPORTING PERSON

    CO
-----------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP No. 918866104                                        Page 5 of 15 Pages
-----------------------------------------------------------------------------

1) NAME OF REPORTING PERSON

            LaGrange Special Situations Yield Fund, Ltd.

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       13-4107863
-----------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |X|

                                                    (b) |_|
-----------------------------------------------------------------------------
3) SEC USE ONLY


-----------------------------------------------------------------------------
4) CITIZENSHIP OR PLACE OF ORGANIZATION

    Cayman Islands
-----------------------------------------------------------------------------
                                5)  SOLE VOTING POWER

       NUMBER                       1,490,082
       OF                     -----------------------------------------------
       SHARES                   6)  SHARED VOTING POWER
       BENEFICIALLY
       OWNED BY                     0
       EACH                   -----------------------------------------------
       REPORTING                7)  SOLE DISPOSITIVE POWER
       PERSON
       WITH                         1,490,082
                              -----------------------------------------------
                                8) SHARED DISPOSITIVE POWER

                                   0
-----------------------------------------------------------------------------
9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,490,082
-----------------------------------------------------------------------------
10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                             |-|
-----------------------------------------------------------------------------
11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    3.1%
-----------------------------------------------------------------------------
12) TYPE OF REPORTING PERSON

    CO
-----------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP No. 918866104                                        Page 6 of 15 Pages
-----------------------------------------------------------------------------

1) NAME OF REPORTING PERSON

            LaGrange Capital Administration, L.L.C.

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            73-1713931
-----------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |X|

                                                    (b) |_|
-----------------------------------------------------------------------------
3) SEC USE ONLY


-----------------------------------------------------------------------------
4) CITIZENSHIP OR PLACE OF ORGANIZATION

    USA
-----------------------------------------------------------------------------
                                5)   SOLE VOTING POWER

       NUMBER                        1,490,082
       OF                     -----------------------------------------------
       SHARES                   6)   SHARED VOTING POWER
       BENEFICIALLY
       OWNED BY                      0
       EACH                   -----------------------------------------------
       REPORTING                7)   SOLE DISPOSITIVE POWER
       PERSON
       WITH                          1,490,082
                              -----------------------------------------------
                                8)   SHARED DISPOSITIVE POWER

                                     0
-----------------------------------------------------------------------------
9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   1,490,082
-----------------------------------------------------------------------------
10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                             |-|
-----------------------------------------------------------------------------
11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    3.1%
-----------------------------------------------------------------------------
12) TYPE OF REPORTING PERSON

    IA
-----------------------------------------------------------------------------

                                  SCHEDULE 13G

CUSIP No. 918866104                                        Page 7 of 15 Pages
-----------------------------------------------------------------------------

1) NAME OF REPORTING PERSON

            Frank LaGrange Johnson

       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

-----------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |X|

                                                    (b) |_|
-----------------------------------------------------------------------------
3) SEC USE ONLY


-----------------------------------------------------------------------------
4) CITIZENSHIP OR PLACE OF ORGANIZATION

    USA
-----------------------------------------------------------------------------
                                5)   SOLE VOTING POWER

       NUMBER                        1,490,082
       OF                     -----------------------------------------------
       SHARES                   6)   SHARED VOTING POWER
       BENEFICIALLY
       OWNED BY                      0
       EACH                   -----------------------------------------------
       REPORTING                7)   SOLE DISPOSITIVE POWER
       PERSON
       WITH                          1,490,082
                              -----------------------------------------------
                                8)   SHARED DISPOSITIVE POWER

                                     0
-----------------------------------------------------------------------------
9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   1,490,082
-----------------------------------------------------------------------------
10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                             |-|
-----------------------------------------------------------------------------
11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    3.1%
-----------------------------------------------------------------------------
12) TYPE OF REPORTING PERSON

    IN
-----------------------------------------------------------------------------

                                  SCHEDULE 13G

Item 1(a).   Name of Issuer:

Valassis Communications Inc.


Item 1(b).   Address of Issuer's Principal Executive Offices:

19975 Victor Parkway, Livonia, Michigan 48152


Item 2(a).   Name of Persons Filing:

        (i)  LaGrange Capital Partners, L.P.
       (ii)  LaGrange Capital Management, L.L.C.
      (iii)  LaGrange Capital Partners Offshore Fund, Ltd.
       (iv)  LaGrange Special Situations Yield Fund, Ltd.
        (v)  LaGrange Capital Administration, L.L.C.
       (vi)  Frank LaGrange Johnson

(collectively, the "Reporting Persons" and each a "Reporting Person")


Item 2(b).   Address of Principal Business Office or, if None, Residence:

Each of the Reporting Persons has a business address at 570 Lexington Avenue, 27th Floor, New York, New York 10022.


Item 2(c).   Citizenship:

        (i)  LaGrange Capital Partners, L.P. Delaware
        (ii) LaGrange Capital Management, L.L.C. Delaware
       (iii) LaGrange Capital Partners Offshore Fund, Ltd. Cayman Islands
        (iv) LaGrange Special Situations Yield Fund, Ltd. Cayman Island
        (v)  LaGrange Capital Administration, L.L.C. Delaware
        (vi) Frank LaGrange Johnson
             USA


Item 2(d).   Title of Class of Securities:

Common Stock, $0.01 par value per share


Item 2(e).   CUSIP Number:

             918866104


Item 3. If this statement is filed pursuant to ss.ss. 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

            (a) |_| Broker or Dealer Registered Under Section 15 of the Act (15 U.S.C. 78o)

            (b)   |_| Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                  78c)

            (c) |_| Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)

            (d) |_| Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

            (e)   |_| Investment Adviser in accordance with ss.
                  240.13d-1(b)(1)(ii)(E)

            (f) |_| Employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(1)(ii)(F)

            (g) |_| Parent Holding Company or control person in accordance with ss.240.13d-1(b)(ii)(G)

            (h) |_| Savings Association as defined in ss.3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

            (i) |_| Church plan that is excluded from the definition of an investment company under ss.3(c)(15) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

            (j)   |_| Group, in accordance with ss.240.13d-1(b)(ii)(J)



Item 4.   Ownership.

(i) LaGrange Capital Partners, L.P.(1)

            (a) Amount beneficially owned: 1,490,082

            (b) Percent of class: 3.1%

            (c) Number of shares as to which such person has:

                  (i) Sole power to vote or to direct the vote: 1,490,082

                  (ii)  Shared power to vote or to direct the vote: 0

                  (iii) Sole power to dispose or to direct the disposition of:
                        1,490,082

                  (iv)  Shared power to dispose or to direct the disposition of:
                        0

----------
(1) LaGrange Capital Partners, L.P. directly beneficially owns 1,160,256 shares of Common Stock. LaGrange Capital Management, L.L.C. is the general partner of LaGrange Capital Partners, L.P. LaGrange Capital Partners Offshore Fund, Ltd. directly beneficially owns 285,326 shares of Common Stock. LaGrange Special Situations Yield Fund, Ltd. directly beneficially owns 38,000 shares of Common Stock. LaGrange Capital Administration, L.L.C. is the investment manager of LaGrange Capital Partners Offshore Fund, Ltd. and LaGrange Special Situations Yield Fund, Ltd. Frank LaGrange Johnson directly beneficially owns 6,500 shares of Common Stock in an IRA. Frank LaGrange Johnson is the sole member of both LaGrange Capital Management, L.L.C. and LaGrange Capital Administration, L.L.C. Frank LaGrange Johnson, by virtue of his relationship to LaGrange Capital Partners, L.P., LaGrange Capital Management, L.L.C., LaGrange Capital Partners Offshore Fund, Ltd., LaGrange Special Situations Yield Fund, Ltd. and LaGrange Capital Administration, L.L.C., may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) all of the shares of Common Stock subject to this filing. LaGrange Capital Management, L.L.C. and LaGrange Capital Administration, L.L.C., by virtue of their respective relationships to LaGrange Capital Partners, L.P., LaGrange Capital Partners Offshore Fund, Ltd. and LaGrange Special Situations Yield Fund, Ltd., may also be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) all of the shares of Common Stock subject to this filing. The percentage of beneficial ownership of 3.1% (or 1,490,082 shares of Common Stock) is based on 48,054,523 shares of Common Stock that were outstanding as of November 1, 2008 (as set forth on the Issuer's Form 10Q, filed on November 10, 2008 with the Securities and Exchange Commission).

(ii) LaGrange Capital Management, L.L.C.(2)

            (a) Amount beneficially owned: 1,490,082

            (b) Percent of class: 3.1%

            (c) Number of shares as to which such person has:

                  (i) Sole power to vote or to direct the vote: 1,490,082

                  (ii)  Shared power to vote or to direct the vote: 0

                  (iii) Sole power to dispose or to direct the disposition of:
                        1,490,082

                  (iv)  Shared power to dispose or to direct the disposition of:
                        0

----------
(2) LaGrange Capital Partners, L.P. directly beneficially owns 1,160,256 shares of Common Stock. LaGrange Capital Management, L.L.C. is the general partner of LaGrange Capital Partners, L.P. LaGrange Capital Partners Offshore Fund, Ltd. directly beneficially owns 285,326 shares of Common Stock. LaGrange Special Situations Yield Fund, Ltd. directly beneficially owns 38,000 shares of Common Stock. LaGrange Capital Administration, L.L.C. is the investment manager of LaGrange Capital Partners Offshore Fund, Ltd. and LaGrange Special Situations Yield Fund, Ltd. Frank LaGrange Johnson directly beneficially owns 6,500 shares of Common Stock in an IRA. Frank LaGrange Johnson is the sole member of both LaGrange Capital Management, L.L.C. and LaGrange Capital Administration, L.L.C. Frank LaGrange Johnson, by virtue of his relationship to LaGrange Capital Partners, L.P., LaGrange Capital Management, L.L.C., LaGrange Capital Partners Offshore Fund, Ltd., LaGrange Special Situations Yield Fund, Ltd. and LaGrange Capital Administration, L.L.C., may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) all of the shares of Common Stock subject to this filing. LaGrange Capital Management, L.L.C. and LaGrange Capital Administration, L.L.C., by virtue of their respective relationships to LaGrange Capital Partners, L.P., LaGrange Capital Partners Offshore Fund, Ltd. and LaGrange Special Situations Yield Fund, Ltd., may also be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) all of the shares of Common Stock subject to this filing. The percentage of beneficial ownership of 3.1% (or 1,490,082 shares of Common Stock) is based on 48,054,523 shares of Common Stock that were outstanding as of November 1, 2008 (as set forth on the Issuer's Form 10Q, filed on November 10, 2008 with the Securities and Exchange Commission).


(iii) LaGrange Capital Partners Offshore Fund, Ltd.(3)

            (a) Amount beneficially owned: 1,490,082

            (b) Percent of class: 3.1%

            (c) Number of shares as to which such person has:

                  (i) Sole power to vote or to direct the vote: 1,490,082

                  (ii)  Shared power to vote or to direct the vote: 0

                  (iii) Sole power to dispose or to direct the disposition of:
                        1,490,082

                  (iv)  Shared power to dispose or to direct the disposition of:
                        0

----------
(3) LaGrange Capital Partners, L.P. directly beneficially owns 1,160,256 shares of Common Stock. LaGrange Capital Management, L.L.C. is the general partner of LaGrange Capital Partners, L.P. LaGrange Capital Partners Offshore Fund, Ltd. directly beneficially owns 285,326 shares of Common Stock. LaGrange Special Situations Yield Fund, Ltd. directly beneficially owns 38,000 shares of Common Stock. LaGrange Capital Administration, L.L.C. is the investment manager of LaGrange Capital Partners Offshore Fund, Ltd. and LaGrange Special Situations Yield Fund, Ltd. Frank LaGrange Johnson directly beneficially owns 6,500 shares of Common Stock in an IRA. Frank LaGrange Johnson is the sole member of both LaGrange Capital Management, L.L.C. and LaGrange Capital Administration, L.L.C. Frank LaGrange Johnson, by virtue of his relationship to LaGrange Capital Partners, L.P., LaGrange Capital Management, L.L.C., LaGrange Capital Partners Offshore Fund, Ltd., LaGrange Special Situations Yield Fund, Ltd. and LaGrange Capital Administration, L.L.C., may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) all of the shares of Common Stock subject to this filing. LaGrange Capital Management, L.L.C. and LaGrange Capital Administration, L.L.C., by virtue of their respective relationships to LaGrange Capital Partners, L.P., LaGrange Capital Partners Offshore Fund, Ltd. and LaGrange Special Situations Yield Fund, Ltd., may also be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) all of the shares of Common Stock subject to this filing. The percentage of beneficial ownership of 3.1% (or 1,490,082 shares of Common Stock) is based on 48,054,523 shares of Common Stock that were outstanding as of November 1, 2008 (as set forth on the Issuer's Form 10Q, filed on November 10, 2008 with the Securities and Exchange Commission).

(iv) LaGrange Special Situations Yield Fund Ltd.(4)

            (a) Amount beneficially owned: 1,490,082

            (b) Percent of class: 3.1%

            (c) Number of shares as to which such person has:

                  (i) Sole power to vote or to direct the vote: 1,490,082

                  (ii)  Shared power to vote or to direct the vote: 0

                  (iii) Sole power to dispose or to direct the disposition of:
                        1,490,082

                  (iv)  Shared power to dispose or to direct the disposition of:
                        0

----------
(4) LaGrange Capital Partners, L.P. directly beneficially owns 1,160,256 shares of Common Stock. LaGrange Capital Management, L.L.C. is the general partner of LaGrange Capital Partners, L.P. LaGrange Capital Partners Offshore Fund, Ltd. directly beneficially owns 285,326 shares of Common Stock. LaGrange Special Situations Yield Fund, Ltd. directly beneficially owns 38,000 shares of Common Stock. LaGrange Capital Administration, L.L.C. is the investment manager of LaGrange Capital Partners Offshore Fund, Ltd. and LaGrange Special Situations Yield Fund, Ltd. Frank LaGrange Johnson directly beneficially owns 6,500 shares of Common Stock in an IRA. Frank LaGrange Johnson is the sole member of both LaGrange Capital Management, L.L.C. and LaGrange Capital Administration, L.L.C. Frank LaGrange Johnson, by virtue of his relationship to LaGrange Capital Partners, L.P., LaGrange Capital Management, L.L.C., LaGrange Capital Partners Offshore Fund, Ltd., LaGrange Special Situations Yield Fund, Ltd. and LaGrange Capital Administration, L.L.C., may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) all of the shares of Common Stock subject to this filing. LaGrange Capital Management, L.L.C. and LaGrange Capital Administration, L.L.C., by virtue of their respective relationships to LaGrange Capital Partners, L.P., LaGrange Capital Partners Offshore Fund, Ltd. and LaGrange Special Situations Yield Fund, Ltd., may also be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) all of the shares of Common Stock subject to this filing. The percentage of beneficial ownership of 3.1% (or 1,490,082 shares of Common Stock) is based on 48,054,523 shares of Common Stock that were outstanding as of November 1, 2008 (as set forth on the Issuer's Form 10Q, filed on November 10, 2008 with the Securities and Exchange Commission).


(v) LaGrange Capital Administration, L.L.C.(5)

            (a) Amount beneficially owned: 1.490,082

            (b) Percent of class: 3.1%

            (c) Number of shares as to which such person has:

                  (i) Sole power to vote or to direct the vote: 1,490,082

                  (ii)  Shared power to vote or to direct the vote: 0

                  (iii) Sole power to dispose or to direct the disposition of:
                        1,490,082

                  (iv)  Shared power to dispose or to direct the disposition of:
                        0

---------
(5) LaGrange Capital Partners, L.P. directly beneficially owns 1,160,256 shares of Common Stock. LaGrange Capital Management, L.L.C. is the general partner of LaGrange Capital Partners, L.P. LaGrange Capital Partners Offshore Fund, Ltd. directly beneficially owns 285,326 shares of Common Stock. LaGrange Special Situations Yield Fund, Ltd. directly beneficially owns 38,000 shares of Common Stock. LaGrange Capital Administration, L.L.C. is the investment manager of LaGrange Capital Partners Offshore Fund, Ltd. and LaGrange Special Situations Yield Fund, Ltd. Frank LaGrange Johnson directly beneficially owns 6,500 shares of Common Stock in an IRA. Frank LaGrange Johnson is the sole member of both LaGrange Capital Management, L.L.C. and LaGrange Capital Administration, L.L.C. Frank LaGrange Johnson, by virtue of his relationship to LaGrange Capital Partners, L.P., LaGrange Capital Management, L.L.C., LaGrange Capital Partners Offshore Fund, Ltd., LaGrange Special Situations Yield Fund, Ltd. and LaGrange Capital Administration, L.L.C., may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) all of the shares of Common Stock subject to this filing. LaGrange Capital Management, L.L.C. and LaGrange Capital Administration, L.L.C., by virtue of their respective relationships to LaGrange Capital Partners, L.P., LaGrange Capital Partners Offshore Fund, Ltd. and LaGrange Special Situations Yield Fund, Ltd., may also be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) all of the shares of Common Stock subject to this filing. The percentage of beneficial ownership of 3.1% (or 1,490,082 shares of Common Stock) is based on 48,054,523 shares of Common Stock that were outstanding as of November 1, 2008 (as set forth on the Issuer's Form 10Q, filed on November 10, 2008 with the Securities and Exchange Commission).

(vi) Frank LaGrange Johnson(6)

            (a) Amount beneficially owned: 1,490,082

            (b) Percent of class: 3.1%

            (c) Number of shares as to which such person has:

                  (i) Sole power to vote or to direct the vote: 1,490,082

                  (ii)  Shared power to vote or to direct the vote: 0

                  (iii) Sole power to dispose or to direct the disposition of:
                        1,490,082

                  (iv)  Shared power to dispose or to direct the disposition of:
                        0

---------
(6) LaGrange Capital Partners, L.P. directly beneficially owns 1,160,256 shares of Common Stock. LaGrange Capital Management, L.L.C. is the general partner of LaGrange Capital Partners, L.P. LaGrange Capital Partners Offshore Fund, Ltd. directly beneficially owns 285,326 shares of Common Stock. LaGrange Special Situations Yield Fund, Ltd. directly beneficially owns 38,000 shares of Common Stock. LaGrange Capital Administration, L.L.C. is the investment manager of LaGrange Capital Partners Offshore Fund, Ltd. and LaGrange Special Situations Yield Fund, Ltd. Frank LaGrange Johnson directly beneficially owns 6,500 shares of Common Stock in an IRA. Frank LaGrange Johnson is the sole member of both LaGrange Capital Management, L.L.C. and LaGrange Capital Administration, L.L.C. Frank LaGrange Johnson, by virtue of his relationship to LaGrange Capital Partners, L.P., LaGrange Capital Management, L.L.C., LaGrange Capital Partners Offshore Fund, Ltd., LaGrange Special Situations Yield Fund, Ltd. and LaGrange Capital Administration, L.L.C., may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) all of the shares of Common Stock subject to this filing. LaGrange Capital Management, L.L.C. and LaGrange Capital Administration, L.L.C., by virtue of their respective relationships to LaGrange Capital Partners, L.P., LaGrange Capital Partners Offshore Fund, Ltd. and LaGrange Special Situations Yield Fund, Ltd., may also be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) all of the shares of Common Stock subject to this filing. The percentage of beneficial ownership of 3.1% (or 1,490,082 shares of Common Stock) is based on 48,054,523 shares of Common Stock that were outstanding as of November 1, 2008 (as set forth on the Issuer's Form 10Q, filed on November 10, 2008 with the Securities and Exchange Commission).



Item 5.      Ownership of Five Percent or Less of a Class.

[X]


Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
Company.

Not applicable.


Item 8.      Identification and Classification of Members of the Group.

Not applicable.


Item 9.      Notice of Dissolution of Group.

Not applicable.


Item 10.     Certification.

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated as of February 17, 2009

                                LaGrange Capital Partners, L.P.

                                By:  LaGrange Capital Management, L.L.C.,
                                         its General Partner

                                By:   /s/  Frank LaGrange Johnson
                                     --------------------------------------
                                     Frank LaGrange Johnson, its sole Member

Dated as of February 17, 2009

                                LaGrange Capital Management, L.L.C.

                                By:   /s/  Frank LaGrange Johnson
                                      --------------------------------------
                                      Frank LaGrange Johnson, its sole Member


Dated as of February 17, 2009

                                LaGrange Capital Partners Offshore Fund, Ltd.

                                By:  LaGrange Capital Administration, L.L.C.,
                                           its Investment Manager

                                By:   /s/  Frank LaGrange Johnson
                                      --------------------------------------
                                      Frank LaGrange Johnson, its sole Member



Dated as of February 17, 2009
                                LaGrange Special Situtations Yield Fund, Ltd.

                                By:  LaGrange Capital Administration, L.L.C.,
                                           its Investment Manager

                                By:   /s/  Frank LaGrange Johnson
                                      --------------------------------------
                                      Frank LaGrange Johnson, its sole Member


Dated as of February 17, 2009

                                LaGrange Capital Administration, L.L.C.


                                By:   /s/  Frank LaGrange Johnson
                                      --------------------------------------
                                      Frank LaGrange Johnson, its sole Member


Dated as of February 17, 2009


                                By:   /s/  Frank LaGrange Johnson
                                      --------------------------------------
                                      Frank LaGrange Johnson

                                   EXHIBIT A


                            Agreement of Joint Filing

         Pursuant to 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to join in the filing on behalf of each of them of a Statement on Schedule 13G and any and all amendments thereto, and that this Agreement be included as an Exhibit to such filing.

          This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

          IN WITNESS WHEREOF, the undersigned have executed this Agreement.

Dated as of February 17, 2009

                                LaGrange Capital Partners, L.P.

                                By:  LaGrange Capital Management, L.L.C.,
                                         its General Partner

                                By:  /s/  Frank LaGrange Johnson
                                     --------------------------------------
                                     Frank LaGrange Johnson, its sole Member

Dated as of February 17, 2009

                                LaGrange Capital Management, L.L.C.

                                By:   /s/  Frank LaGrange Johnson
                                      --------------------------------------
                                      Frank LaGrange Johnson, its sole Member

Dated as of February 17, 2009

                                LaGrange Capital Partners Offshore Fund, Ltd.

                                By:  LaGrange Capital Administration, L.L.C.,
                                           its Investment Manager

                                By:   /s/  Frank LaGrange Johnson
                                      --------------------------------------
                                      Frank LaGrange Johnson, its sole Member


Dated as of February 17, 2009
                                LaGrange Special Situations Yield Fund, Ltd.

                                By:  LaGrange Capital Administration, L.L.C.,
                                           its Investment Manager

                                By:   /s/  Frank LaGrange Johnson
                                      --------------------------------------
                                      Frank LaGrange Johnson, its sole Member


Dated as of February 17, 2009
                                LaGrange Capital Administration, L.L.C.

                                By:   /s/  Frank LaGrange Johnson
                                      ---------------------------------------
                                      Frank LaGrange Johnson, its sole Member


Dated as of February 17, 2009

                                By:   /s/  Frank LaGrange Johnson
                                      --------------------------------------
                                      Frank LaGrange Johnson